Exhibit A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
iBASIS, INC.
(Name of Subject Company (Issuer))
KPN B.V.
(Offeror)
KONINKLIJKE KPN N.V.
(Parent of Offeror)
CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)
iBASIS, INC.
(Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra Koninklijke KPN N.V. Maanplein 55 2516 CK, The Hague, The Netherlands +31 70 446 2093	Ofer Gneezy President & Chief Executive Officer 20 Second Avenue Burlington, MA 01803 (781) 505-7500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000	Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$93,325,512	$5,208

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 31,108,504 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $3.00 per Share, which is the offer price. Such number of Shares represents the 71,229,578 Shares issued and outstanding as of October 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, less the 40,121,074 Shares already owned by KPN B.V

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
Amount Previously Paid: $1,216	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: October 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☑  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, 11 and 13
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Transaction
Item 9. Reports, Opinions, Appraisals and Negotiations
Item 10. Source and Amount of Funds or Other Considerations
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.XIV
EX-99.A.1.XV
EX-99.A.1.XVI
EX-99.A.1.XVII
EX-99.A.1.XVIII
EX-99.A.1.XIX
EX-99.A.5.XXV
EX-99.A.5.XXVI
EX-99.D.VIII

This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $2.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal. This Amendment No. 8 amends and supplements the Schedule TO and Offer to Purchase to, among other things, increase the Offer Price to $3.00 per Share and extend the Expiration Date to 12:00 midnight, New York City time, on Tuesday, December 8, 2009 (which is the end of the day on December 8, 2009).

All capitalized terms used in this Amendment No. 8 and not defined herein have the meanings ascribed to them in the Schedule TO.

Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 8 to, among other things, add the Company as a filing party and incorporate the sections relating to the Company. The items of the Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 1 through 9, 11 and 13

(1) The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $2.25 per Share to $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes.

(2) The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Tuesday, December 8, 2009 (which is the end of the day on December 8, 2009). As of midnight on November 20, 2009, approximately 491,707 Shares have been tendered in and not withdrawn from the Offer.

(3) The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), originally filed by the Company with the SEC on July 30, 2009, as amended and supplemented by Amendments Nos. 1 through 16, copies of which are attached hereto as exhibits (a)(2)(i) to (a)(2)(xvi), respectively, is incorporated by reference herein.

(4) The information contained in the Supplement to Offer to Purchase, dated November 23, 2009 (the “Supplement”), a copy of which is attached hereto as Exhibit (a)(1)(xiv), is incorporated by reference herein.

Item 12.	Exhibits

(1) The following exhibits are filed herewith:

(a)(1)(xiv)	Supplement to Offer to Purchase, dated November 23, 2009.
(a)(1)(xv)	Amended and Restated Letter of Transmittal.
(a)(1)(xvi)	Amended and Restated Notice of Guaranteed Delivery.
(a)(1)(xvii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xviii)	Revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xix)	Press release issued by Parent and the Company, dated November 23, 2009.
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated July 30, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated July 31, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated August 4, 2009.*

(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated August 6, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated August 7, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated August 12, 2009.*
(a)(2)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated August 14, 2009.*
(a)(2)(viii)	Solicitation/Recommendation Statement (Amendment No. 7) on Schedule 14D-9, dated August 17, 2009.*
(a)(2)(ix)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9, dated August 18, 2009.*
(a)(2)(x)	Solicitation/Recommendation Statement (Amendment No. 9) on Schedule 14D-9, dated August 24, 2009.*
(a)(2)(xi)	Solicitation/Recommendation Statement (Amendment No. 10) on Schedule 14D-9, dated September 14, 2009.*
(a)(2)(xii)	Solicitation/Recommendation Statement (Amendment No. 11) on Schedule 14D-9, dated October 5, 2009.*
(a)(2)(xiii)	Solicitation/Recommendation Statement (Amendment No. 12) on Schedule 14D-9, dated October 9, 2009.*
(a)(2)(xiv)	Solicitation/Recommendation Statement (Amendment No. 13) on Schedule 14D-9, dated October 15, 2009.*
(a)(2)(xv)	Solicitation/Recommendation Statement (Amendment No. 14) on Schedule 14D-9, dated October 20, 2009.*
(a)(2)(xvi)	Solicitation/Recommendation Statement (Amendment No. 15) on Schedule 14D-9, dated November 5, 2009.*
(a)(2)(xvii)	Solicitation/Recommendation Statement (Amendment No. 16) on Schedule 14D-9, dated November 23, 2009 (to be filed on November 23, 2009).
(a)(5)(xxv)	Stipulation and Order of Dismissal with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Supervisory Board and Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS (in the Court of Chancery of the State of Delaware) and dated November 23, 2009.
(a)(5)(xxvi)	Stipulation Dismissing the Complaint with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288 (in the United States District Court for the Southern District of New York) and dated November 23, 2009.
(d)(viii)	Settlement Agreement dated as of November 23, 2009 among Parent, Purchaser, Merger Sub and the Company.

*	Previously filed

(2) All references to the Offer Price and the Expiration Date set forth in the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended to reflect the Offer Price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the Expiration Date as midnight, New York City time, on Tuesday, December 8, 2009.

Item 13.	Information Required by Schedule 13E-3

Item 2.	Subject Company Information

(e) None

(f) The information set forth in the Schedule 14D-9 under Item 1(b) “Subject Company Information — Securities” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The information set forth in the Schedule 14D-9 under Item 1(a) “Subject Company Information — Name and Address” and in Schedule A to the Schedule 14D-9 is incorporated herein by reference.

(c) The information set forth in Schedule A to the Schedule 14D-9 is incorporated herein by reference.

Item 4.	Terms of the Transaction

(e) The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” and Item 4(c) “The Solicitation or Recommendation — Background of the Offer” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” and Item 4(c) “The Solicitation or Recommendation — Background of the Offer” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under Item 3(c) “Past Contacts, Transactions, Negotiations and Agreements — Agreements and Arrangements with Directors and Executive Officers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(c)-(d) The information set forth in the Schedule 14D-9 under Item 7 “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

The information set forth in the Schedule 14D-9 under Item 4(d) “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation” and Item 7 “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

The information set forth in the Schedule 14D-9 under Items 4(d), 4(a) and 4(c) “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation,” “The Solicitation or Recommendation — Recommendation of the Special Committee” and “The Solicitation or Recommendation — Background of the Offer” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

The information set forth in the Schedule 14D-9 under Item 4(d) “The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Considerations

(c) The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

The information set forth in the Schedule 14D-9 under Item 3(c) “Past Contacts, Transactions, Negotiations and Agreements — Agreements and Arrangements with Directors and Executive Officers” and Item 6 “Interests in Securities of the Subject Company” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 16.	Exhibits.

(1) The following exhibits are filed herewith:

(c)(vi)	Presentation by Jefferies to the Special Committee, dated November 22, 2009 (incorporated by reference to Exhibit (a)(49) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed on November 23, 2009)
(c)(vii)	Presentation by Jefferies to the Special Committee, dated July 29, 2009 (incorporated by reference to Exhibit (a)(50) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed on November 23, 2009)
(c)(viii)	Presentation by Jefferies to the Special Committee, dated October 13, 2009 (incorporated by reference to Exhibit (a)(51) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed on November 23, 2009)

(2) Technical amendments were made to Section 262 of the DGCL, which sets forth the appraisal rights of stockholders under Delaware law, to make Section 262 consistent with revisions made to another section of the DGCL. The full text of Section 262 of the DGCL, effective as of August 1, 2009, is attached as Schedule I to the Supplement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.

by KONINKLIJKE KPN N.V., its sole director

By	/s/ Michel Hoekstra
Name:     Michel Hoekstra

Title:	Corporate Legal Officer & Attorney-in-Fact

Date: November 23, 2009

KONINKLIJKE KPN N.V.

By	/s/ Michel Hoekstra
Name:     Michel Hoekstra

Title:	Corporate Legal Officer & Attorney-in-Fact

Date: November 23, 2009

CELTIC ICS INC.

By	/s/ Michel Hoekstra
Name:     Michel Hoekstra

Title:	Secretary

Date: November 23, 2009

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By	/s/ Mark S. Flynn
Name:     Mark S. Flynn

Title:	Chief Legal Officer and Corporate Secretary

Date: November 23, 2009

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009*
(a)(1)(xi)	Press release issued by Parent on August 21, 2009*
(a)(1)(xii)	Press release issued by Parent on October 5, 2009*
(a)(1)(xiii)	Press release issued by Parent on October 20, 2009*
(a)(1)(xiv)	Supplement to Offer to Purchase, dated November 23, 2009.
(a)(1)(xv)	Amended and Restated Letter of Transmittal.
(a)(1)(xvi)	Amended and Restated Notice of Guaranteed Delivery.
(a)(1)(xvii)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xviii)	Revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xix)	Press release issued by Parent and the Company, dated November 23, 2009.
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated July 30, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated July 31, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated August 4, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated August 6, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated August 7, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated August 12, 2009.*
(a)(2)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated August 14, 2009.*
(a)(2)(viii)	Solicitation/Recommendation Statement (Amendment No. 7) on Schedule 14D-9, dated August 17, 2009.*
(a)(2)(ix)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9, dated August 18, 2009.*
(a)(2)(x)	Solicitation/Recommendation Statement (Amendment No. 9) on Schedule 14D-9, dated August 24, 2009.*
(a)(2)(xi)	Solicitation/Recommendation Statement (Amendment No. 10) on Schedule 14D-9, dated September 14, 2009.*

Exhibit
No.	Description

(a)(2)(xii)	Solicitation/Recommendation Statement (Amendment No. 11) on Schedule 14D-9, dated October 5, 2009.*
(a)(2)(xiii)	Solicitation/Recommendation Statement (Amendment No. 12) on Schedule 14D-9, dated October 9, 2009.*
(a)(2)(xiv)	Solicitation/Recommendation Statement (Amendment No. 13) on Schedule 14D-9, dated October 15, 2009.*
(a)(2)(xv)	Solicitation/Recommendation Statement (Amendment No. 14) on Schedule 14D-9, dated October 20, 2009.*
(a)(2)(xvi)	Solicitation/Recommendation Statement (Amendment No. 15) on Schedule 14D-9, dated November 5, 2009.*
(a)(2)(xvii)	Solicitation/Recommendation Statement (Amendment No. 16) on Schedule 14D-9, dated November 23, 2009 (to be filed on November 23, 2009).
(a)(5)(i)	Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*
(a)(5)(ii)	Answer and Counterclaims filed by Parent on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware*
(a)(5)(iii)	Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009)*
(a)(5)(iv)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).*
(a)(5)(v)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).*
(a)(5)(vi)	Email dated April 6, 2009 attaching KPN Presentation (JX230).*
(a)(5)(vii)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).*
(a)(5)(viii)	Email dated April 7, 2009 attaching KPN Presentation (JX240).*
(a)(5)(ix)	Email dated April 7, 2009 attaching KPN Presentation (JX192).*
(a)(5)(x)	Email dated April 7, 2009 attaching KPN Presentation (JX85).*
(a)(5)(xi)	KPN Presentation dated April 9, 2009 (JX195).*
(a)(5)(xii)	KPN Presentation dated April 9, 2009 (JX243).*
(a)(5)(xiii)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).*
(a)(5)(xiv)	KPN Presentation dated April 16, 2009 (JX247).*
(a)(5)(xv)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).*
(a)(5)(xvi)	Email dated April 29, 2009 attaching KPN Presentation (JX96).*
(a)(5)(xvii)	KPN Presentation dated May 28, 2009 (JX197).*
(a)(5)(xviii)	Email dated June 2, 2009 attaching KPN Presentation (JX103).*
(a)(5)(xix)	KPN Presentation dated June 4, 2009 (JX105).*
(a)(5)(xx)	Email dated June 10, 2009 attaching KPN Presentation (JX261).*
(a)(5)(xxi)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).*
(a)(5)(xxii)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).*
(a)(5)(xxiii)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).*
(a)(5)(xxiv)	KPN Presentation dated July 8, 2009 (JX124).*

Exhibit
No.	Description

(a)(5)(xxv)	Stipulation and Order of Dismissal with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Supervisory Board and Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS (in the Court of Chancery of the State of Delaware) and dated November 23, 2009.
(a)(5)(xxvi)	Stipulation Dismissing the Complaint with Prejudice By Counsel to the Company, Parent, Purchaser, Merger Sub, and individual members of the board of directors of the Company and individual officers and members of the Board of Management of Parent, filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288 (in the United States District Court for the Southern District of New York) and dated November 23, 2009.
(b)	Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(c)(iii)	Presentation of Morgan Stanley dated May 13, 2009*
(c)(iv)	Morgan Stanley Discussion Materials dated May 22, 2009*
(c)(v)	Morgan Stanley Discussion Materials dated June 2, 2009*
(c)(vi)	Presentation by Jefferies to the Special Committee, dated November 22, 2009 (incorporated by reference to Exhibit (a)(49) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed on November 23, 2009)
(c)(vii)	Presentation by Jefferies to the Special Committee, dated July 29, 2009 (incorporated by reference to Exhibit (a)(50) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed on November 23, 2009)
(c)(viii)	Presentation by Jefferies to the Special Committee, dated October 13, 2009 (incorporated by reference to Exhibit (a)(51) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed on November 23, 2009)
(d)(i)	Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*
(d)(ii)	Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*
(d)(iii)	Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*
(d)(iv)	Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*
(d)(v)	Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(d)(viii)	Settlement Agreement dated as of November 23, 2009 among Parent, Purchaser, Merger Sub and the Company

Exhibit
No.	Description

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(f)(ii)	Amended Section 262 of the General Corporation Law of the State of Delaware, effective as of August 1, 2009 (included as Schedule I to the Supplement)
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*

*	Previously filed